

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 8, 2021

Gary P. Smith
Chief Executive Officer
New Providence Acquisition Corp. II
10900 Research Blvd
Suite 160C, PMB 1081
Austin, TX 78759

> **Re: New Providence Acquisition Corp. II**
> **Amendment No. 1 to**
> **Registration Statement on Form S-1**
> **Filed March 26, 2021**
> **File No. 333-253337**

Dear Mr. Smith:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 21, 2021 letter.

Amendment No. 1 to Form S-1 filed March 26, 2021

General

1. We note your response to comment 3 and revised disclosure on page 131 that "a portion of the $20,000 monthly fee paid to our sponsor is allocated to the reimbursement of Mr. Bradley's monthly salary." Please file the compensation agreement between the sponsor and your CFO and advise us what Item 402 of Regulation S-K disclosure will be provided about the arrangement in future filings.

2.   We note that, unlike page 149 of the prospectus, Section 12.1 of Exhibit 3.2 does not explicitly state that the exclusive forum provision does not apply to Exchange Act claims. Please revise the exhibit to clearly state that the provision does not apply to Exchange Act claims or advise us how you will make future investors aware of the provision's limited applicability.

    You may contact Babette Cooper at 202-551-3396 or Wilson Lee at 202-551-3468 if you have questions regarding comments on the financial statements and related matters. Please contact James Lopez at 202-551-3536 or Mary Beth Breslin at 202-551-3625 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Christian O. Nagler, Esq.